UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: August 5, 2025
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060

Indicate by check mark whether the registrants file or will file annual reports under cover of

Form 20-F or Form 40- F.
Form 20-F

☒

Form 40-F

☐

This

Form 6-K

consists

of

the

UBS Switzerland

AG standalone

financial information

for

the

six

months
ended 30 June 2025, which appears immediately following this page.

UBS Switzerland AG

Standalone interim financial information

for the six months ended
30 June 2025

Table of contents
UBS Switzerland AG standalone
interim financial information
1
Income statement
2
Balance sheet
3
Joint and several liability
3
Statement of changes in equity
Notes to the UBS Switzerland AG standalone interim
financial information
4
Basis of accounting
Appendix
5
Cautionary statement
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UBS Switzerland AG standalone

UBS Switzerland AG standalone interim financial information
Income statement
Year-to-date
CHF m 30.6.25 30.6.24

1
Interest and discount income

4,203

3,710
Interest and dividend income from financial investments

360

229
Interest expense

(2,029)

(1,945)
Gross interest income

2,533

1,995
Credit loss (expense) / release

(109)

(40)
Net interest income

2,424

1,954
Fee and commission income from securities and investment business

2,511

1,901
Credit-related fees and commissions

158

101
Other fee and commission income

610

436
Fee and commission expense

(777)

(238)
Net fee and commission income

2,501

2,200
Net trading income

548

564
Net income from disposal of financial investments

26

0
Dividend income from investments in subsidiaries and other

participations

372

13
Sundry ordinary income

271

140
Sundry ordinary expenses

(8)

(37)
Other income from ordinary activities

661

116
Total operating income

6,134

4,834
Personnel expenses

1,624

1,067
General and administrative expenses

2,713

2,148
Subtotal operating expenses

4,337

3,216
Impairment of investments in subsidiaries and other participations

6

0
Depreciation and impairment of property, equipment and software

178

117
Amortization and impairment of goodwill and other intangible assets

20

0
Changes in provisions for litigation, regulatory and similar matters, and other provisions

(2)

(5)
Total operating expenses

4,539

3,327
Operating profit

1,595

1,507
Extraordinary income

4

0
Tax expense / (benefit)

234

260
Net profit / (loss) for the period

1,365

1,247
1 Represents the income statement of UBS Switzerland

AG from before the merger with Credit

Suisse (Schweiz) AG, which took

place on 1 July 2024. For

more information about the merger of UBS Switzerland

AG
with

Credit

Suisse

(Schweiz)

AG,

refer

to

the

2024

standalone

financial

statements

of

UBS

Switzerland

AG,

available

under

“Holding

company

and

significant

regulated

subsidiaries

and

sub-groups”

at
ubs.com/investors.

UBS Switzerland AG standalone

Balance sheet

CHF m 30.6.25 31.12.24
Assets
Cash and balances at central banks

100,493

103,477
Due from banks

10,846

9,217
Receivables from securities financing transactions

2,357

11,229
Due from customers

77,184

77,552
Mortgage loans

281,055

282,382
Trading portfolio assets

1,826

2,011
Derivative financial instruments

3,685

4,275
Financial investments

28,064

22,478
Accrued income and prepaid expenses

813

732
Investments in subsidiaries and other participations

747

1,101
Property, equipment and software

1,018

1,078
Goodwill and other intangible assets

180

0
Other assets

682

694
Total assets

508,949

516,228
of which: subordinated assets

106

105
of which: subject to mandatory conversion and / or debt waiver

105

105
Liabilities
Due to banks

87,056

84,123
of which: total loss-absorbing capacity eligible

27,248

27,374
Payables from securities financing transactions

7,080

9,202
Due to customers

351,951

359,045
Trading portfolio liabilities

290

258
Derivative financial instruments

2,666

1,478
Bonds issued and loans from central mortgage institutions

32,081

31,574
Accrued expenses and deferred income

1,540

1,962
Other liabilities

3,278

2,541
Provisions

347

447
Total liabilities

486,288

490,631
Equity
Share capital

10

10
Statutory capital reserve

21,286

21,837
of which: capital contribution reserve

20,575

20,675
of which: other statutory capital reserve

711

1,161
Voluntary earnings reserve

0

1,378
Net profit / (loss) for the period

1,365

2,371
Total equity

22,661

25,596
Total liabilities and equity

508,949

516,228
of which: subordinated liabilities

27,276

27,409
of which: subject to mandatory conversion and / or debt waiver

27,276

27,409

UBS Switzerland AG standalone

Balance sheet (continued)
CHF m 30.6.25 31.12.24
Off-balance sheet items
Contingent liabilities, gross

13,144

16,009
Sub-participations

(1,103)

(1,013)
Contingent liabilities, net

12,041

14,996
of which: guarantees to third parties related to subsidiaries

24

23
of which: credit guarantees and similar instruments

5,481

7,090
of which: performance guarantees and similar instruments

4,592

5,025
of which: documentary credits

1,943

2,858
Irrevocable commitments, gross

27,537

28,241
Sub-participations

(68)

(30)
Irrevocable commitments, net

27,470

28,211
of which: loan commitments

25,921

26,663
of which: payment commitment related to deposit insurance

1,549

1,549
Forward starting transactions
1

171

2,800
of which: reverse repurchase agreements

171

2,800
Liabilities for calls on shares and other equity instruments

168

168
1 Cash to be paid in the future by either UBS or the counterparty.
Joint and several liability

In June 2015, the Personal & Corporate

Banking and Wealth Management

businesses booked in Switzerland

were
transferred from UBS

AG to

UBS Switzerland AG through

an asset

transfer in accordance

with the

Swiss Merger
Act.

As of 30

June 2025,

the joint

and several

liability of

UBS Switzerland AG

for contractual

obligations of

UBS AG
amounted to CHF 2.1bn, compared with CHF

2.4bn as of 31 December 2024.

Furthermore, as of

30 June 2025, UBS

Switzerland AG was

also jointly and severally

liable for UBS AG’s

liabilities of
CHF 530m (compared with

CHF 538m as

of 31 December 2024) under

the international covered bond

program,
for which UBS Switzerland AG has pledged assets with a

carrying value of CHF 912m. UBS AG

has provided cash
deposits to UBS Switzerland AG to fully collateralize

this contingent liability.
As of 30 June 2025, the probability of cash outflows

for these matters was assessed to be remote and,

as a result,
no exposures were included in the table above.
Statement of changes in equity
CHF m Share capital
Statutory
capital reserve
Voluntary
earnings reserve
Net profit /
(loss) for the
period Total equity
Balance as of 1 January 2025

10

21,837

1,378

2,371

25,596
Dividends and other distributions

(550)
1

(1,378)

(2,371)

(4,300)
Net profit / (loss) for the period

1,365

1,365
Balance as of 30 June 2025

10

21,286

0

1,365

22,661
1 Includes a CHF 100m dividend in kind. Refer to the “Notes to the UBS Switzerland AG standalone interim financial information” section of this report for more information.

UBS Switzerland AG standalone

Notes to the UBS Switzerland AG standalone interim financial information
Basis of accounting
The

UBS Switzerland

AG

standalone

interim

financial

statements

are

prepared

in

accordance

with

the

interim
reporting requirements of Swiss GAAP

(the FINMA Accounting Ordinance, FINMA Circular

2020/1 ”Accounting –
banks” and the Banking Ordinance).

The

accounting policies

are principally

the same

as for

the consolidated

financial statements

of UBS

Group AG
outlined in

Note 1

to the

consolidated financial

statements of

UBS Group

AG included

in the

UBS Group

AG Annual
Report 2024,

available under

“Annual reporting”

at
ubs.com/investors
. Major

differences between

Swiss GAAP
requirements and IFRS Accounting Standards are described in Note 33 to the consolidated financial statements of
UBS Group AG. Further information about the accounting policies applied for the standalone financial statements of

UBS Switzerland AG

is

provided

in

Note

2

to

the

UBS Switzerland AG

standalone

financial

statements as

of
31 December 2024, available under “Holding

company and significant regulated subsidiaries and

sub-groups” at
ubs.com/investors .
In preparing the interim financial information for UBS Switzerland AG, the same accounting policies and methods of computation have been applied as in the UBS

Switzerland AG standalone financial statements

as of and for the
year ended 31 December 2024.

UBS decided to

consolidate the

Wealth Management

International business

and the Global

Financial Intermediaries
business booked

in Switzerland

in UBS

AG to

further optimize

Group legal

and operational

structures and

to address
regulatory considerations.
In the second quarter of 2025, the

beneficial ownership of the respective heritage UBS businesses booked in UBS
Switzerland AG

was transferred

from UBS

Switzerland AG

to UBS

AG, with

effect from

1
  January
2025. The

transfer
was made in the form of a dividend in kind amounting to CHF 100m reflecting the net asset value of the business
in scope. UBS

Switzerland AG will

continue to manage

the businesses under

a contractual relationship

with UBS
AG until the completion of legal transfer, which

is expected to take place in

2028, and will continue to recognize
the

underlying

Wealth

Management International

and

Global

Financial

Intermediaries

assets

and

liabilities until
then. UBS AG’s share of

the net profits of CHF

292m for the first half of

2025 is reflected in
Fee and commission
expense
.

This interim financial

information is

unaudited and

should be

read in conjunction

with the audited

2024 standalone
financial

statements

of

UBS Switzerland

AG,

available

under

“Holding

company

and

significant

regulated
subsidiaries and sub-groups” at
ubs.com/investors
.

UBS Switzerland AG standalone

Cautionary statement

|

This report

and the

information contained

herein are

provided solely

for information

purposes, and

are not to

be construed

as solicitation
of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this report. Refer to UBS’s most recent annual report on
Form 20- F,
quarterly reports and other information

furnished to or filed with

the US Securities and Exchange

Commission (the SEC) on Form

6-K, available at
ubs.com/investors
, for additional information.
Rounding |

Numbers presented throughout this report may not add up

precisely to the totals provided in the tables and text.

Percentages and percent changes
disclosed in text and tables are

calculated on the basis of unrounded

figures. Absolute changes between reporting periods disclosed in the text, which can be
derived from numbers presented in related tables, are calculated on a rounded basis.

Tables |

Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis.

Values
that are zero on a rounded basis can be either negative

or positive on an actual basis.
Websites |

In this report,

any website

addresses are provided

solely for information

and are not

intended to

be active links.

UBS does not

incorporate

the contents
of any such websites into this report.

UBS Switzerland AG
PO Box
CH-8098 Zurich
ubs.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this
report to be signed on their behalf by the undersigned, thereunto duly authorized.
UBS Group AG
By:

/s/ Steffen Henrich

_
Name:

Steffen Henrich
Title:

Group Controller

By:

/s/ David Kelly

_
Name:

David Kelly
Title:

Managing Director

UBS AG
By:

/s/ Steffen Henrich

_
Name:

Steffen Henrich
Title:

Controller

By:

/s/ David Kelly

_
Name:

David Kelly
Title:

Managing Director

Date:

August 5, 2025